September 19, 2024

Wes Cummins
Chief Executive Officer
Applied Digital Corp.
3811 Turtle Creek Blvd., Suite 2100
Dallas, Texas 75219

       Re: Applied Digital Corp.
           Registration Statement on Form S-1
           Filed September 11, 2024
           File No. 333-282044
Dear Wes Cummins:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin at 202-551-3574 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Steven E. Siesser, Esq.